

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Evan D. Masyr
Senior Vice President and Chief Financial Officer
Salem Communications Corporation
4880 Santa Rosa Road Suite 300
Camarillo, CA 93012

November 10, 2009

Re: **Salem Communications Corporation**
                 Form 10-K for the year ended December 31, 2008
                 Filed March 13, 2009
                 File No. 0-26497

Dear Mr. Masyr:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Larry Spirgel
                 Assistant Director